FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

April 3, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX files drill permit for 5,000 metre Phase III drill program to test extension of high grade copper/silver/gold oxide mineralization at Majuba Hill, Nevada in May 2012.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has filed permit applications with the Bureau of Land Management for a 5,000 m Phase III drill program to be conducted at the Majuba Hill copper/silver/gold project in Nevada in May, 2012.  This core drilling program will continue to test the southeast extension of near surface high grade supergene oxide mineralization identified by MAX at the historic Majuba Hill mine during 2011, as well as initiate delineation drilling at the DeSoto discovery zone 1.4 km to the northwest with a view to outlining an initial NI 43-101 compliant resource estimate by the end of the year.

In addition, MAX has now been reimbursed by Eastfield Resources Ltd. (TSX.V: ETF) for its exploration expenditures in B.C. during 2009.   Stuart Rogers, President of MAX, comments “The receipt of these funds from Eastfield is very timely, as the amount is sufficient to fund almost the entire cost of this Phase III drill program at Majuba Hill, the first step in quantifying the extensive zones of high grade silver and copper mineralization we identified last year at Majuba Hill.”

During Phase I drilling at Majuba in 2011, MAX intercepted high grade copper/silver near surface over long intervals (such as 96 m of 39.2 g/t silver (Ag) and 0.57% copper (Cu)) in five of eight holes, as summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)
MM-07	290	-45	146.4 m	76.2	126.5	50.3 m	0.31%	0.31	50.8
includes				106.7	126.5	19.8 m	0.53%	0.56	100.1

MM-06	-	90	119.8 m	1.5	97.5	96.0 m	0.57%	0.10	39.2
includes			119.8 m	1.5	45.7	44.2 m	1.14%	0.15	71.0

MM-05	279	-45	89.3 m	0	89.3	89.3	0.28%		16.5
includes				1.5	15.2	13.7	0.47%		30.0

MM-03	263	-70	158.6 m	91.5	134.1	42.7	0.38%		37.5
includes				102.1	112.8	10.7	0.93%		90.2

MM-02	243	-70	122.8 m	68.6	114.3	45.7 m	0.56%	0.07	15.4
includes				105.2	114.3	9.1 m	0.54%	0.11	39.3

During the fall of 2011 MAX drilled a further four step-out holes, with hole MM-18 intercepting 29.2 m of 30.5 g/t Ag and 0.69% Cu 1.4 km to the northwest at the newly identified high grade DeSoto soil anomaly, which measures approximately 2 km long by 1 km wide and returned values as high as 1.53% Cu and 209 g/t Ag in soils.   The first hole of the Phase II program, MM-17 was drilled 730 m southeast of Phase I drilling and intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag, indicating that this target area may be the extension of the high grade supergene oxide mineralization identified during Phase I drilling.

The final hole of the Phase II program, MM-20, intercepted 293 m of 5.49 g/t Ag, 0.10 g/t Au and 0.09% Cu in sulfide mineralization in a porphyry-style alteration zone below the high grade Ag/Cu/Au oxide zone identified during Phase I drilling.  Gold mineralization grading 0.145 g/t Au, along with 6.3 g/t Ag and 0.13% Cu, was intercepted over the final 116 m of Hole MM-20, which was still in mineralization when terminated at the planned target depth.  The increase in gold, copper and molybdenum mineralization at depth and the long intersections of mineralization add more evidence that Majuba Hill is an extensive copper/silver/gold porphyry system that is highly prospective for the development of a bulk-tonnage open pit deposit.

Having discovered the primary zone of porphyry mineralization below Majuba Hill, MAX intends to concentrate its 2012 exploration activity on defining the high grade supergene (oxide) system located above this zone.  The initial hole of the Phase III program will test the extension of high grade oxide mineralization from the Majuba hill mine site to the southeast along the ridge above hole MM-20.

A map showing drilling locations from the 2011 exploration programs at Majuba Hill is available on our web site at www.maxresource.com.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, including maps showing the results of soil sampling and the drilling completed to date, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

April 26, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX acquires additional 560 acres to cover the northwest extension of high grade copper/silver mineralization identified in soils at Majuba Hill, Nevada; drilling scheduled to resume in May

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has entered into a Mineral Lease with New Nevada Resources, LLC (“NNR”) for 560 acres of mineral rights (“Section 33) immediately adjacent of its Majuba Hill copper/silver/gold project in Nevada where soil sampling in 2011 identified a high grade soil anomaly covering a 1.5 km by 2 km area that returned values as high as 1.53% Cu and 209 g/t Ag in soils. This zone, centered around the past producing DeSoto silver mine, remains open to the south and east and appears to extend at least another 1 km to the northwest on Section 33.   Soil sampling to confirm the grade of mineralization identified on surface at Section 33 will be conducted in early May, in conjunction with resumption of drilling at Majuba Hill.

The Mineral Lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year, increasing incrementally to $30 per acre in year four and subsequent years.  NNR has the right to retain a 15% working interest in Section 33 or can convert it to a NSR of 0.5% on base metals and 1% on precious metals, in addition to retaining an overriding NSR of 1.75% on base metals and 3% on precious metals.

During the fall of 2011, MAX intercepted 29.2 m of 30.5 g/t silver and 0.69% Cu at 21.9 m below surface in a step out hole (MM-18) at the DeSoto zone, which is 1.4 km to the northwest of Phase I drilling completed at Majuba Hill in the summer of 2011 that intercepted high grade copper/silver near surface over long intervals (such as 96 m of 39.2 g/t silver  and 0.57% copper) in five of eight holes, as summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)
MM-07	290	-45	146.4 m	76.2	126.5	50.3 m	0.31%	0.31	50.8
Includes				106.7	126.5	19.8 m	0.53%	0.56	100.1

MM-06	-	90	119.8 m	1.5	97.5	96.0 m	0.57%	0.10	39.2
Includes			119.8 m	1.5	45.7	44.2 m	1.14%	0.15	71.0

MM-05	279	-45	89.3 m	0	89.3	89.3	0.28%		16.5
Includes				1.5	15.2	13.7	0.47%		30.0

MM-03	263	-70	158.6 m	91.5	134.1	42.7	0.38%		37.5
Includes				102.1	112.8	10.7	0.93%		90.2

MM-02	243	-70	122.8 m	68.6	114.3	45.7 m	0.56%	0.07	15.4
Includes				105.2	114.3	9.1 m	0.54%	0.11	39.3

A second step-out hole in late 2011 (MM-17) was drilled 730 m southeast of Phase I drilling and intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag, indicating that this target area may be the southeast extension of the high grade supergene oxide mineralization identified during Phase I drilling (as summarized in the table above).

Drill permits have now been received for a 5,000 meter Phase III drill program scheduled to begin in May, 2012.  This core drilling program will continue to test the southeast extension of high grade oxide mineralization at the historic Majuba Hill mine, as well as initiate delineation drilling at the DeSoto discovery zone 1.4 km to the northwest with a view to outlining an initial NI 43-101 compliant resource estimate by the end of the year.

MAX believes that Majuba Hill is a newly defined large scale intrusive-type porphyry system that is highly prospective for the discovery of new zones of economic copper/silver mineralization. The site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper in 1918) and silver grades up to 40 opt Ag, Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.  The property lies 30 miles northwest of Coeur d'Alene's Rochester mine (which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986) and is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80.  For more detailed information on the Majuba Hill copper/silver project, including project maps, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on copper, silver and gold, with three Nevada gold properties, Table Top, East Manhattan Wash, Diamond Peak and Majuba Peak, being actively drilled and explored this year.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  April 26, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director